UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 1)
Rule 13e-3 Transaction Statement
Pursuant to Section 13(e) of
the Securities Exchange Act of 1934
CKX, INC.

(Name of the Issuer)
CKX, INC.
19X, INC.
19X ACQUISITION CORP.
ROBERT F.X. SILLERMAN
LAURA BAUDO SILLERMAN
SILLERMAN CAPITAL HOLDINGS L.P.
SIMON FULLER
MICHAEL G. FERREL
MITCHELL J. SLATER
HOWARD J. TYTEL
THOMAS P. BENSON

(Names of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
Series B Convertible Preferred Stock, par value $0.01 per share
Series C Convertible Preferred Stock, par value $0.01 per share

(Title of Class of Securities)
12562M106

(CUSIP Number of Class of Securities)

CKX, Inc. 650 Madison Avenue New York, New York 10022 Attn: Howard J. Tytel, Esq. (212) 838-3100	19X, Inc. 650 Madison Avenue, 16th Floor New York, New York 10022 Attn: Robert F.X. Sillerman (212) 838-3100

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With copies to

Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 Attn: Alan I. Annex, Esq. (212) 801 9200	Paul, Hastings, Janofsky & Walker, LLP 75 E. 55th Street New York, New York 10022 Attn: William F. Schwitter, Esq. (212) 618-6400
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☑
Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$1,338,054,477.50	$52,585.54*

*	Calculated solely for the purpose of determining the filing fee. As of January 22, 2008, there were (i) 97,231,842 shares of common stock, par value $0.01 per share, of CKX, Inc. (“Common Stock”), 1,491,817 shares of Series B Convertible Preferred Stock, par value $0.01 per share, of CKX, Inc. (the “Series B Preferred Stock”), and one share of Series C Convertible Preferred Stock, par value $0.01 per share, of CKX, Inc. (the “Series C Preferred Stock”), issued and outstanding. The filing fee was determined by adding (A) the product of (i) the number of shares of Common Stock that are proposed to be acquired in the merger and (ii) the maximum merger consideration in effect at the time of the calculation and payment of the Filing Fee of $13.75 per share, plus (B) $558,325 expected to be paid to holders of stock options with an exercise price of less than the maximum per share merger consideration of $13.75 in effect at the time of the calculation and payment of the Filing Fee granted by CKX, Inc. to purchase shares of Common Stock in exchange for the cancellation of such options, (C) $22,824,800 expected to be paid to the holder the shares of Series B Preferred Stock and Series C Preferred Stock ((A), (B), and (C) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $ 52,585.54
Form or Registration No.: Schedule 14A
Filing Party: CKX, Inc.
Date Filed: January 24, 2008

INTRODUCTION
This Amendment No. 1 to Rule 13e-3 Transaction Statement (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by CKX, Inc., a Delaware corporation (the “Company” or “CKX”), 19X, Inc., a Delaware corporation (“19X”), 19X Acquisition Corp. (“19X Acquisition”), Robert F.X. Sillerman, Laura Baudo Sillerman, Sillerman Capital Holdings L.P., Simon Fuller, Michael G. Ferrel, Mitchell J. Slater, Howard J. Tytel, and Thomas P. Benson (Messrs. Sillerman, Fuller, Ferrel, Slater, Tytel and Benson and Laura Baudo Sillerman, together with CKX, 19X, 19X Acquisition and Sillerman Capital Holdings L.P., the “Filing Persons”). Mr. Sillerman is the Chairman and Chief Executive Officer of CKX and the President and Treasurer and a director of each of 19X and 19X Acquisition. Laura Baudo Sillerman is Mr. Sillerman’s spouse and a shareholder in the Company, and Sillerman Capital Holdings L.P. is a Delaware a limited partnership controlled by Mr. Sillerman. Mr. Fuller is a director of CKX and the Chief Executive Officer of its wholly-owned subsidiary 19 Entertainment Limited and the Chief Executive Officer and Assistant Treasurer and a director of each of 19X and 19X Acquisition. Each of Messrs. Ferrel, Slater, Tytel and Benson is a member of CKX’s senior management and may invest in 19X as part of the equity financing of the merger transaction described below.
This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 1, 2007, and as amended on August 1, 2007, September 27, 2007, January 23, 2008 and May 27, 2008 among CKX, 19X and 19X Acquisition, as may be further amended (the “Merger Agreement”). If the Merger Agreement is adopted by CKX’s stockholders and the other conditions to the closing of the Merger (as defined below) are satisfied, 19X Acquisition will merge with and into CKX (the “Merger”), with CKX continuing as the surviving corporation. As a result of the Merger, CKX, the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, will become a wholly-owned subsidiary of 19X.
Concurrently with the filing of this Transaction Statement, CKX is filing with the SEC a revised preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which CKX’s board of directors is soliciting proxies from stockholders of CKX in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(2)(ii). A copy of the Merger Agreement is attached to the Proxy Statement as Annexes A through E thereof and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.
Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.
All information contained in, or incorporated by reference in, the Schedule 13E-3 and the Proxy Statement concerning the Company has been supplied by the Company. All information contained in, or incorporated by reference in, the Schedule 13E-3 and the Proxy Statement concerning 19X or 19X Acquisition has been supplied by 19X. All information contained in, or incorporated by reference in, the Schedule 13E-3 and the Proxy Statement concerning each filing person other than the Company, 19X or 19X Acquisition, was supplied by each such filing person, and no other filing person, including the Company, 19X or 19X Acquisition, takes responsibility for the accuracy of any information not supplied by such filing person.
The filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that CKX is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of CKX within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

ITEM 1. SUMMARY OF TERM SHEET.
Regulation M-A Item 1001
The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
Regulation M-A Item 1002
(a)	Name and Address. The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET – The Parties to the Merger” is incorporated herein by reference.

(b)	Securities. The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING – Record Date; Shares Outstanding and Entitled to Vote” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING CKX – Market for Common Stock, Dividends and Public Offering of Common Stock” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING CKX – Market for Common Stock, Dividends and Public Offering of Common Stock” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING CKX – Market for Common Stock, Dividends and Public Offering of Common Stock” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING CKX – Prior Purchases and Sales of CKX Securities” is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
Regulation M-A Item 1003
(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET – The Parties to the Merger”

•	“THE PARTIES TO THE TRANSACTION”

•	“OTHER IMPORTANT INFORMATION REGARDING CKX – Directors and Executive Officers”

•	“IMPORTANT INFORMATION REGARDING 19X, 19X ACQUISITION AND THE INVESTOR GROUP AND SILLERMAN AFFILIATES”
(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“THE PARTIES TO THE TRANSACTION”

•	“IMPORTANT INFORMATION REGARDING 19X, 19X ACQUISITION AND THE INVESTOR GROUP AND SILLERMAN AFFILIATES”
(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“OTHER IMPORTANT INFORMATION REGARDING CKX – Directors and Executive Officers”

•	“IMPORTANT INFORMATION REGARDING 19X, 19X ACQUISITION AND THE INVESTOR GROUP AND SILLERMAN AFFILIATES”
ITEM 4. TERMS OF THE TRANSACTION.
Regulation M-A Item 1004
(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendation of the Special Committee and of the CKX Board of Directors; Reasons for the Merger; Fairness of the Merger”

•	“SPECIAL FACTORS – 19X’s Mr. Sillerman’s and the Sillerman Affiliates’, Mr. Fuller’s and Other Members of the Management Group’s Reasons for the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Merger”

•	“SPECIAL FACTORS – Accounting Treatment”

•	“THE SPECIAL MEETING”

•	“THE MERGER AGREEMENT”

•	Annex A – Agreement and Plan of Merger, dated as of June 1, 2007

•	Annex B – Amendment No. 1, dated as of August 1, 2007, to the Agreement and Plan of Merger

•	Annex C – Amendment No. 2, dated as of September 27, 2007, to Agreement and Plan of Merger

•	Annex D – Amendment No. 3, dated as of January 23, 2008, to Agreement and Plan of Merger

•	Annex E – Amendment No. 4, dated as of May 27, 2008 to Agreement and Plan of Merger.
(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Plans for CKX After the Merger”

•	“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS – Source and Amount of Funds; Financing for the Merger”

•	“THE MANAGEMENT COOPERATION AGREEMENT AND WAIVER OF CHANGE IN CONTROL PAYMENTS”

•	“TREATMENT OF CKX’S SERIES B CONVERTIBLE PREFERRED STOCK AND SERIES C CONVERTIBLE PREFERRED STOCK”
(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Appraisal Rights”

•	Annex G – Section 262 of the General Corporation Law of the State of Delaware
(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “PROVISIONS FOR UNAFFILIATED STOCKHOLDERS” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Regulation M-A Item 1005
(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

•	“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•	“OTHER IMPORTANT INFORMATION REGARDING CKX – Prior Purchases and Sales of CKX Securities”

(b) and (c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendation of the Special Committee and of the CKX Board of Directors; Reasons for the Merger; Fairness of the Merger”

•	“SPECIAL FACTORS – 19X’s, Mr. Sillerman's and the Sillerman Affiliates', Mr. Fuller's and Other Members of the Management Group’s Reasons for the Merger”

•	“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS – Source and Amount of Funds; Financing for the Merger”

•	“THE MANAGEMENT COOPERATION AGREEMENT AND WAIVER OF CHANGE IN CONTROL PAYMENTS”

•	“TREATMENT OF CKX’S SERIES B CONVERTIBLE PREFERRED STOCK AND SERIES C CONVERTIBLE PREFERRED STOCK”
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS – Source and Amount of Funds; Financing for the Merger”

•	“THE MERGER AGREEMENT”

•	“THE MANAGEMENT COOPERATION AGREEMENT AND WAIVER OF CHANGE IN CONTROL PAYMENTS”

•	“TREATMENT OF CKX’S SERIES B CONVERTIBLE PREFERRED STOCK AND SERIES C CONVERTIBLE PREFERRED STOCK”
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Regulation M-A Item 1006
(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Plans for CKX After the Merger”

•	“THE MERGER AGREEMENT—Merger Consideration and Conversion of Securities”
(c)	(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendation of the Special Committee and of the CKX Board of Directors; Reasons for the Merger; Fairness of the Merger”

•	“SPECIAL FACTORS – 19X’s, Mr. Sillerman’s and the Sillerman Affiliates’, Mr. Fuller’s and Other Members of the Management Group’s Reasons for the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Plans for CKX After the Merger”

•	“SPECIAL FACTORS – Source and Amount of Funds; Financing for the Merger”

•	“THE MERGER AGREEMENT”

•	“THE MANAGEMENT COOPERATION AGREEMENT AND WAIVER OF CHANGE IN CONTROL PAYMENTS”

•	“TREATMENT OF CKX’S SERIES B CONVERTIBLE PREFERRED STOCK AND SERIES C CONVERTIBLE PREFERRED STOCK”
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
Regulation M-A Item 1013
(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendation of the Special Committee and of the CKX Board of Directors; Reasons for the Merger; Fairness of the Merger”

•	“SPECIAL FACTORS – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

•	“SPECIAL FACTORS – 19X’s, Mr. Sillerman’s and the Sillerman Affiliates’, Mr. Fuller’s and Other Members of the Management Group’s Reasons for the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Plans for CKX After the Merger”
(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendation of the Special Committee and of the CKX Board of Directors; Reasons for the Merger; Fairness of the Merger”

•	“SPECIAL FACTORS – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

•	“SPECIAL FACTORS – 19X’s, Mr. Sillerman’s and the Sillerman Affiliates’, Mr. Fuller’s and Other Members of the Management Group’s Reasons for the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”
(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendation of the Special Committee and of the CKX Board of Directors; Reasons for the Merger; Fairness of the Merger”

•	“SPECIAL FACTORS – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

•	“SPECIAL FACTORS – 19X’s, Mr. Sillerman’s and the Sillerman Affiliates’, Mr. Fuller’s and Other Members of the Management Group’s Reasons for the Merger”

•	“SPECIAL FACTORS – The Position of 19X and the Management Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS – The Position of Mr. Sillerman and the Sillerman Affiliates and Mr. Fuller Regarding Fairness of the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Plans for CKX After the Merger”
(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendation of the Special Committee and of the CKX Board of Directors; Reasons for the Merger; Fairness of the Merger”

•	“SPECIAL FACTORS – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

•	“SPECIAL FACTORS – 19X’s, Mr. Sillerman’s and the Sillerman Affiliates’, Mr. Fuller’s and Other Members of the Management Group’s Reasons for the Merger”

•	“SPECIAL FACTORS – The Position of 19X and the Management Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS – The Position of Mr. Sillerman and the Sillerman Affiliates and Mr. Fuller Regarding Fairness of the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Plans for CKX After the Merger”

•	“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Merger”

•	“SPECIAL FACTORS – Source and Amount of Funds; Financing for the Merger”

•	“SPECIAL FACTORS – Fees and Expenses”

•	“SPECIAL FACTORS – Appraisal Rights”

•	“THE MERGER AGREEMENT”

•	“TREATMENT OF CKX’S SERIES B CONVERTIBLE PREFERRED STOCK AND SERIES C CONVERTIBLE PREFERRED STOCK”
ITEM 8. FAIRNESS OF THE TRANSACTION.
Regulation M-A Item 1014
(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendation of the Special Committee and of the CKX Board of Directors; Reasons for the Merger; Fairness of the Merger”

•	“SPECIAL FACTORS – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

•	“SPECIAL FACTORS – 19X’s Mr. Sillerman’s and the Sillerman Affiliates’, Mr. Fuller’s and Other Members of the Management Group’s Reasons for the Merger.”

•	“SPECIAL FACTORS – The Position of 19X and the Management Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS – The Position of Mr. Sillerman and the Sillerman Affiliates and Mr. Fuller Regarding Fairness of the Merger”

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendation of the Special Committee and of the CKX Board of Directors; Reasons for the Merger; Fairness of the Merger”

•	“SPECIAL FACTORS – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

•	“SPECIAL FACTORS – 19X’s Mr. Sillerman’s and the Sillerman Affiliates’, Mr. Fuller’s and Other Members of the Management Group’s Reasons for the Merger”

•	“SPECIAL FACTORS – The Position of 19X and the Management Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS – The Position of Mr. Sillerman and the Sillerman Affiliates and Mr. Fuller Regarding Fairness of the Merger”

•	“SPECIAL FACTORS – Certain Effects of the Merger”

•	“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

•	Annex F – Opinion of Houlihan, Lokey, Howard & Zukin, Inc., dated as of May 27, 2008
(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“THE SPECIAL MEETING – Quorum, Votes Required”

•	“THE MERGER AGREEMENT – Conditions to the Merger – Stockholder Approval”
(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Recommendation of the Special Committee and of the CKX Board of Directors; Reasons for the Merger; Fairness of the Merger”

•	“SPECIAL FACTORS – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”
(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendation of the Special Committee and of the CKX Board of Directors; Reasons for the Merger; Fairness of the Merger”
(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Recommendation of the Special Committee and of the CKX Board of Directors; Reasons for the Merger; Fairness of the Merger”

•	“SPECIAL FACTORS – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”
     ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
Regulation M-A Item 1015
(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”
(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SPECIAL FACTORS – Background of the Merger”

•	“SPECIAL FACTORS – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”
(c)	Availability of Documents. The information set forth in the Proxy Statement under the caption “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.

     ITEM 10. SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
Regulation M-A Item 1007
(a)	Source of Funds. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Source and Amount of Funds; Financing for the Merger” is incorporated herein by reference.

(b)	Conditions. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Source and Amount of Funds; Financing for the Merger” is incorporated herein by reference.

(c)	Expenses. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Source and Amount of Funds; Financing for the Merger” is incorporated herein by reference.
     ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Regulation M-A Item 1008
(a)	Securities Ownership. The information set forth in the Proxy Statement under the following caption “OTHER IMPORTANT INFORMATION REGARDING CKX – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference:

(b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING CKX – Prior Purchases and Sales of CKX Securities” is incorporated herein by reference.
     ITEM 12. THE SOLICITATION OR RECOMMENDATION.
Regulation M-A Item 1012
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—Q: How do our directors and executive officers intend to vote?”

•	“THE MANAGEMENT COOPERATION AGREEMENT AND WAIVER OF CHANGE IN CONTROL PAYMENTS”
(e)	Recommendations of Others. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Recommendation of the Special Committee and of the CKX Board of Directors; Reasons for the Merger; Fairness of the Merger” is incorporated herein by reference.

     ITEM 13. FINANCIAL INFORMATION.
Regulation M-A Item 1010
(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“OTHER IMPORTANT INFORMATION REGARDING CKX – Selected Historical Consolidated Financial Information”

•	“WHERE YOU CAN FIND MORE INFORMATION”
(b)	Pro Forma Information. The effect of the transaction on CKX’s balance sheet, statement of income, earnings per share ratio of earnings to fixed charges and book value per share is not material.
     ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Regulation M-A Item 1009
(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

•	“THE SPECIAL MEETING – Solicitation of Proxies”
(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following caption “THE SPECIAL MEETING – Solicitation of Proxies” is incorporated herein by reference.
     ITEM 15. ADDITIONAL INFORMATION.
Regulation M-A Item 1011
(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
     ITEM 16. EXHIBITS.
Regulation M-A Item 1016

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of letter to stockholders from CKX’s Chairman and Chief Executive Officer (incorporated herein by reference to the revised preliminary proxy statement on Schedule 14A filed by CKX with the Securities and Exchange Commission on May 27, 2008 (the “Proxy Statement”)).

(a)(2)(ii)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders of CKX, Inc. (incorporated herein by reference to the Proxy Statement).

(a)(3)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(4)	Not applicable.

(b)(1)	Debt Commitment and Engagement Letter, dated November 7, 2007 from Credit Suisse, Credit Suisse Securities (USA) LLC, Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc., addressed to 19X, Inc. (incorporated herein by reference to Exhibit 27 of Amendment No. 5 to Schedule 13D filed by Messrs. Sillerman and Fuller with the Securities and Exchange Commission on November 20, 2007 (“Debt Commitment and Engagement Letter”)).

(b)(2)	Letter, dated May 12, 2008 amending the Debt Commitment and Engagement Letter.

(c)(1)	Presentation of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the CKX, Inc. Board of Directors, dated June 1, 2007.

(c)(2)	Presentation of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the CKX, Inc. Board of Directors, dated September 27, 2007.

(c)(3)	Presentation of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the CKX, Inc. Board of Directors, dated May 27, 2008.

(c)(4)	Draft Presentation of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the Special Committee of the CKX, Inc. Board of Directors, dated May 22, 2007.

(c)(5)	Draft Presentation of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the Special Committee of the CKX, Inc. Board of Directors, dated May 24, 2007.

(c)(6)	Draft Presentation of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the Special Committee of the CKX, Inc. Board of Directors, dated as of May 21, 2008.

(c)(7)	Opinion of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. dated as of June 1, 2007.

(c)(8)	Opinion of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. dated as of September 27, 2007.

(c)(9)	Opinion of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. dated as of May 27, 2008 (incorporated by reference to Annex F to the Proxy Statement).

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2007 (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Amendment No. 1, dated as of August 1, 2007, to Agreement and Plan of Merger (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(3)	Amendment No. 2, dated as of September 27, 2007, to Agreement and Plan of Merger (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(4)	Amendment No. 3, dated as of January 23, 2008, to Agreement and Plan of Merger (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(5)	Amendment No. 4, dated as of May 27, 2008, to Agreement and Plan of Merger (incorporated herein by reference to Annex E of the Proxy Statement).

(d)(6)	Management Cooperation Agreement, dated as of June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I thereto (incorporated herein by reference to Annex H of the Proxy Statement).

(d)(7)	Amendment No. 1, dated as of July 18, 2007, to the Management Cooperation Agreement, dated as of June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I thereto (incorporated herein by reference to Annex I of the Proxy Statement).

(d)(8)	Amendment No. 2, dated as of September 27, 2007, to the Management Cooperation Agreement, dated as of June 1, 2007, by and among CKX, Inc. each of the stockholders set forth on Schedule I thereto (incorporated herein by reference to Annex J of the Proxy Statement).

(d)(9)	Amendment No. 3, dated as of May 27, 2008 to the Management Cooperation Agreement, dated as of June 1, 2007 by and among CKX, Inc. and each of the stockholders set forth on Schedule I thereto (incorporated by reference to Annex K of the proxy statement).

(d)(10)	Sillerman Commitment Letter, dated November 7, 2007 from Robert F.X. Sillerman, addressed to 19X, Inc. (incorporated herein by reference to Exhibit 28 of Amendment No. 5 to Schedule 13D filed by Messers. Sillerman and Fuller with the Securities and Exchange Commission on November 20, 2007) (“Sillerman Commitment Letter”).

(d)(11)	Letter, dated May 12, 2008, amending the Sillerman Commitment Letter.

(d)(12)	Letter Agreement, dated June 1, 2007, between 19X, Inc. and the Promenade Trust (incorporated herein by reference to Exhibit 21 of Amendment No. 4 to Schedule 13D filed by Messers. Sillerman and Fuller with the Securities and Exchange Commission on July 23, 2007).

(d)(13)	Letter Agreement, dated June 1, 2007, between 19X, Inc., Simon Robert Fuller and Robert F.X. Sillerman (incorporated herein by reference to Exhibit 22 of Amendment No. 4 to Schedule 13D filed by Messers. Sillerman and Fuller with the Securities and Exchange Commission on July 23, 2007).

(d)(14)	Guaranty, dated as of July 18, 2007 by Robert F.X. Sillerman in favor of Bear, Sterns International Limited (incorporated herein by reference to Exhibit 25 of Amendment No. 4 to Schedule 13D filed by Messers. Sillerman and Fuller with the Securities and Exchange Commission on July 23, 2007).

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex G of the Proxy Statement).

(g)	Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 29, 2008

CKX, INC.

By: /s/ Thomas P. Benson
Name: Thomas P. Benson
Title: Chief Financial Officer

19X, INC.

By: /s/ Robert F.X. Sillerman

Name: Robert F.X. Sillerman
Title: President

19X ACQUISITION CORP.

By: /s/ Robert F.X. Sillerman

Name: Robert F.X. Sillerman
Title: President

ROBERT F.X. SILLERMAN
/s/ Robert F.X. Sillerman

LAURA BAUDO SILLERMAN
/s/ Laura Baudo Sillerman

SILLERMAN CAPITAL HOLDINGS L.P.

By: SILLERMAN CAPITAL HOLDINGS, INC., its General Partner

By: /s/ Robert F.X. Sillerman
Name: Robert F.X. Sillerman
Title: President

SIMON FULLER
/s/ Simon Fuller

MICHAEL G. FERREL
/s/ Michael G. Ferrel

MITCHELL J. SLATER
/s/ Mitchell J. Slater

HOWARD J. TYTEL
/s/ Howard J. Tytel

THOMAS P. BENSON
/s/ Thomas P. Benson

EXHIBIT INDEX

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of letter to stockholders from CKX’s Chairman and Chief Executive Officer (incorporated herein by reference to the revised preliminary proxy statement on Schedule 14A filed by CKX with the Securities and Exchange Commission on May 27, 2008 (the “Proxy Statement”)).

(a)(2)(ii)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders of CKX, Inc. (incorporated herein by reference to the Proxy Statement).

(a)(3)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(4)	Not applicable.

(b)(1)	Debt Commitment and Engagement Letter, dated November 7, 2007 from Credit Suisse, Credit Suisse Securities (USA) LLC, Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc., addressed to 19X, Inc. (incorporated herein by reference to Exhibit 27 of Amendment No. 5 to Schedule 13D filed by Messrs. Sillerman and Fuller with the Securities and Exchange Commission on November 20, 2007 (“Debt Commitment and Engagement Letter”)).

(b)(2)	Letter, dated May 12, 2008 amending the Debt Commitment and Engagement Letter.

(c)(1)	Presentation of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the CKX, Inc. Board of Directors, dated June 1, 2007.

(c)(2)	Presentation of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the CKX, Inc. Board of Directors, dated September 27, 2007.

(c)(3)	Presentation of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the CKX, Inc. Board of Directors, dated May 27, 2008.

(c)(4)	Draft Presentation of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the Special Committee of the CKX, Inc. Board of Directors, dated May 22, 2007.

(c)(5)	Draft Presentation of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the Special Committee of the CKX, Inc. Board of Directors, dated May 24, 2007.

(c)(6)	Draft Presentation of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the Special Committee of the CKX, Inc. Board of Directors, dated as of May 21, 2008.

(c)(7)	Opinion of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. dated as of June 1, 2007.

(c)(8)	Opinion of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. dated as of September 27, 2007.

(c)(9)	Opinion of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. dated as of May 27, 2008 (incorporated by reference to Annex F to the Proxy Statement).

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2007 (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Amendment No. 1, dated as of August 1, 2007, to Agreement and Plan of Merger (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(3)	Amendment No. 2, dated as of September 27, 2007, to Agreement and Plan of Merger (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(4)	Amendment No. 3, dated as of January 23, 2008, to Agreement and Plan of Merger (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(5)	Amendment No. 4, dated as of May 27, 2008, to Agreement and Plan of Merger (incorporated herein by reference to Annex E of the Proxy Statement).

(d)(6)	Management Cooperation Agreement, dated as of June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I thereto (incorporated herein by reference to Annex H of the Proxy Statement).

(d)(7)	Amendment No. 1, dated as of July 18, 2007, to the Management Cooperation Agreement, dated as of June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I thereto (incorporated herein by reference to Annex I of the Proxy Statement).

(d)(8)	Amendment No. 2, dated as of September 27, 2007, to the Management Cooperation Agreement, dated as of June 1, 2007, by and among CKX, Inc. and each of the stockholders set forth on Schedule I thereto (incorporated herein by reference to Annex J of the Proxy Statement).

(d)(9)	Amendment No. 3 dated as of May 27, 2008, to the Management Cooperation Agreement, dated as of June 1, 2007, by and among CXK, Inc. and each of the stockholders set forth on Schedule I thereto (incorporated by reference to Annex K of the Proxy Statement).

(d)(10)	Sillerman Commitment Letter, dated November 7, 2007 from Robert F.X. Sillerman, addressed to 19X, Inc. (incorporated herein by reference to Exhibit 28 of Amendment No. 5 to Schedule 13D filed by Messers. Sillerman and Fuller with the Securities and Exchange Commission on November 20, 2007) (“Sillerman Commitment Letter”).

(d)(11)	Letter, dated May 12, 2008, amending the Sillerman Commitment Letter.

(d)(12)	Letter Agreement, dated June 1, 2007, between 19X, Inc. and the Promenade Trust (incorporated herein by reference to Exhibit 21 of Amendment No. 4 to Schedule 13D filed by Messers. Sillerman and Fuller with the Securities and Exchange Commission on July 23, 2007).

(d)(13)	Letter Agreement, dated June 1, 2007, between 19X, Inc., Simon Robert Fuller and Robert F.X. Sillerman (incorporated herein by reference to Exhibit 22 of Amendment No. 4 to Schedule 13D filed by Messers. Sillerman and Fuller with the Securities and Exchange Commission on July 23, 2007).

(d)(14)	Guaranty, dated as of July 18, 2007 by Robert F.X. Sillerman in favor of Bear, Sterns International Limited (incorporated herein by reference to Exhibit 25 of Amendment No. 4 to Schedule 13D filed by Messers. Sillerman and Fuller with the Securities and Exchange Commission on July 23, 2007).

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex G of the Proxy Statement).

(g)	Not applicable.